PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291


02060926

29 November, 2002

Securities and Exchange Commission,
Division of Corporate Finance,
450 Fifth Street, N.W.,
Washington, D.C. 20549
USA


DEC 0 4 2002
WASH. D.C.
180

Ladies and Gentlemen,

PaperlinX Limited – Rule 12g3-2(b) Exemption
File No. 82-5061

The enclosed information is being furnished by PaperlinX Limited ("PaperlinX") under paragraph (b)(1)(i) Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). PaperlinX' file number is indicated in the upper right hand corner of each unbound page of each document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that PaperlinX is subject to the Exchange Act.

Very truly yours,

Richard Hobson
Company Secretary

c.c. Burr Henly, Sullivan & Cromwell
32 / 101 Collins Street, Melbourne 3000

Att:

List of documents forwarded under cover the letter to Securities and Exchange Commission dated 28 November 2002.

- Constitution (including amendments approved at the 2002 AGM.
- News Release on the Multicurrency Agreement
- Appendix 3B – Employee Share Options
- Results of Annual General Meeting
- Chairman's Address to Shareholders
- Notice of Annual General Meeting
- Full Year Financial Report 2002
- Appendix 3B dated 30 August 2002

82-5061

PAPERLINX LIMITED

(ACN 005 146 350)

Constitution

(including amendments ~~proposed to be~~ approved at the 2002 AGM)

Table of Contents

Constitution of

PAPERLINX LIMITED (ACN 005 146 350)

PRELIMINARY

The Company is a public company limited by shares.

The replaceable rules in the Corporations Act do not apply to the Company.

INTERPRETATION

1. Defined terms

1.1 In this Constitution unless the context requires otherwise:

Act means the Corporations Act 2001 and includes a reference to the Corporations Regulations.

ASX means Australian Stock Exchange Limited.

Board means the Directors for the time being of the Company or those of them who are present at a meeting at which there is a quorum.

business day means a day which is a business day for the purposes of the Listing Rules.

call includes any instalment of a call and any amount due on issue of any share.

Chairman means the Chairman of the Board or other person occupying the position of Chairman or Acting Chairman under Rule 36 or Rule 37.

Committee means a Committee to which powers have been delegated by the Board under Rule 71.

Company means PaperlinX Limited (ACN 005 146 350).

Constitution means this Constitution as amended.

Director means a person appointed or elected to the office of Director of the Company in accordance with this Constitution.

Listing Rules means the ASX Listing Rules.

Office means the registered office of the Company.

person and words importing persons include partnerships, associations and corporations, unincorporated and incorporated by Ordinance, Act of Parliament or registration as well as individuals.

Register means the register of shareholders of the Company.

registered address means the address of a shareholder specified on a transfer or any other address of which the shareholder notifies the Company as a place at which the shareholder is willing to accept service of notices.

retiring Director means a Director who is required to retire under Rule 63.1 and a Director who ceases to hold office under Rule 61.

Rules means these Rules, as amended.

SCH means securities clearing house as referred to in the Act.

Secretary means a person appointed as, or to perform the duties of, Secretary of the Company.

securities includes shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity.

shareholders present means shareholders present at a general meeting of the Company in person or by duly appointed representative, proxy or attorney.

writing and *written* includes printing, typing, lithography, facsimile and other modes of reproducing words in a visible form.

1.2 A word or phrase which is given a meaning by the Act has the same meaning in this Constitution. Words in the singular include the plural and vice versa.

1.3 A reference to the Act or any other statute or regulation is to the Act, statute or regulation as modified or substituted.

1.4 A reference to the Listing Rules or the SCH Business Rules is to the Listing Rules or the SCH Business Rules (as the case may be) in force in relation to the Company after taking into account any waiver or exemption which is in force either generally or in relation to the Company.

1.5 The headings do not affect the construction of this Constitution.

SECURITIES

2. Issue of shares with special rights

Without affecting any special rights conferred on the holders of any shares, any share in the capital of the Company may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the Board may determine.

3. Preference shares

If the Company at any time proposes to issue any preference shares:

(a) the preference shares may be issued on the terms that they are, or at the option of the Company are, liable to be redeemed out of share capital, profits or otherwise;

the preference shares confer on the holders the right to convert the preference shares into ordinary shares if and on the basis the Board determines at the time of issue of the preference shares;

(b) (i) the preference shares confer on the holders a right to receive out of the profits of the Company available for dividend a preferential dividend at the rate or of the amount (which may be subject to an index) and on the basis determined by the Board at the time of issue of the preference shares;

(ii) in addition to the preferential dividend, the preference shares may participate with the ordinary shares in dividends declared by the Board if and to the extent the Board determines at the time of issue of the preference shares; and

(iii) the preferential dividend may be cumulative if and to the extent the Board determines at the time of issue of the preference shares;

(c) the preference shares are to confer on the holders:

(i) the right on redemption and in a winding up to payment in cash in priority to any other class of shares of:

(A) the amount paid or agreed to be considered as paid on each of the preference shares; and

(B) the amount (if any) equal to the aggregate of any dividends accrued (whether declared or not) but unpaid and of any arrears of dividends; and

(ii) the right, in priority to any payment of dividend on any other class of shares, to the preferential dividend;

(d) the preference shares do not confer on the holders any further rights to participate in assets or profits of the Company;

(e) the holders of the preference shares have the same rights as the holders of ordinary shares to receive notices, reports and accounts and to attend and be heard at all general meetings, but are not to have the right to vote at general meetings except as follows:

(i) on any question considered at a general meeting if, at the date of the meeting, the dividend on the preference shares is in arrears;

(ii) at a general meeting on a proposal:

(A) to reduce the share capital of the Company;

(B) that affects rights attached to the preference shares;

(C) to wind up the Company;

(D) for the disposal of the whole of the property, business and undertaking of the Company;

(iii) at a general meeting on a resolution to approve the terms of a buy-back agreement; and

(iv) on any question considered at a general meeting held during the winding up of the Company; and

(f) the Company may issue further preference shares ranking pari passu in all respects with (but not in priority to) other preference shares already issued and the rights of the issued preference shares are not to be taken to have been varied by the further issue.

4. Board's power to issue shares

Except as provided by contract or this Constitution to the contrary, all unissued shares are under the control of the Board which may grant options on the shares, issue or otherwise dispose of the shares on the terms and conditions and for the consideration it thinks fit. An issue of shares of the same class as an existing class of shares is not to be considered to constitute a variation of the rights of the holders of shares in the existing class.

5. Directors may participate

Subject to the Listing Rules, any Director or any person who is an associate of a Director for the purposes of the Listing Rules may participate in any issue by the Company of securities.

6. Surrender of shares

In its discretion, the Board may accept a surrender of shares by way of compromise of any question as to whether or not those shares have been validly issued or in any other case where the surrender is within the powers of the Company. Any shares surrendered may be sold or re-issued in the same manner as forfeited shares.

7. Joint holders

Where two or more persons are registered as the holders of any shares, they are considered to hold the shares as joint tenants with benefits of survivorship subject to the following provisions:

(a) **Number of holders**

the Company is not bound to register more than four persons as the holders of the shares (except in the case of personal representatives of a deceased shareholder);

(b) **Liability for payments**

the joint holders of the shares are liable severally as well as jointly in respect of all payments which ought to be made in respect of the shares;

(c) **Death of joint holder**

on the death of any one of the joint holders, the survivor is the only person recognised by the Company as having any title to the shares but the Board may require evidence of death and the estate of the deceased joint holder is not released from any liability in respect of the shares;

(d) **Power to give receipt**

any one of the joint holders may give a receipt for any dividend, bonus or return of capital payable to the joint holders;

(e) **Notices and certificates**

only the person whose name stands first in the Register as one of the joint holders of the shares is entitled, if the Company determines to issue certificates for shares, to delivery of a certificate relating to the shares or to receive notices from the Company and any notice given to that person is considered to be notice to all the joint holders; and

(f) **Votes of joint holders**

any one of the joint holders may vote at any meeting of the Company either personally or by duly authorised representative, proxy or attorney, in respect of the shares as if that joint holder was solely entitled to the shares. If more than one of the joint holders are present personally or by duly authorised representative, proxy or attorney, only the vote of the joint holder whose name appears first in the Register counts.

8. Non-recognition of equitable or other interests

Except as otherwise provided in this Constitution, or as required by law, the Company is entitled to treat the registered holder of any share as the absolute owner of the share and is not bound to recognise (even when having notice) any equitable or other claim to or interest in the share on the part of any other person.

FORM OF HOLDING OF SHARES

9. Share transfer system

To facilitate any participation by the Company in any share transfer system introduced by or acceptable to ASX, the Board may:

(a) accept any instrument of transfer, transfer document or other method of transfer in accordance with the requirements of the share transfer system; and

(b) despite any other provision in this Constitution, do all things it considers necessary, required or authorised by the Act, the Listing Rules or the SCH Business Rules in connection with the share transfer system.

CALLS

10. Power to make calls

Subject to the terms on which any shares may have been issued and in accordance with the Listing Rules, the Board may make calls on the shareholders in respect of money unpaid on their shares. Each shareholder is liable to pay the amount of each call in the manner, at the time and at the place specified by the Board. Calls may be made payable by instalments.

11. Obligation for calls

The Company may make arrangements on the issue of shares for a difference between the holders of those shares in the amount of calls to be paid and the time of payment of the calls.

12. When a call is made

A call is deemed to have been made at the time when the resolution of the Board authorising the call was passed. The call may be revoked or postponed at the discretion of the Board at any time prior to the date on which payment in respect of the call is due. The non-receipt of a notice of any call by, or the accidental omission to give notice of any call to, any shareholder does not invalidate the call.

13. Interest on the late payment of calls

If any sum payable in respect of a call is not paid on or before the date for payment, the shareholder from whom the sum is due is to pay interest on the unpaid amount from the due date to the date of payment at the rate the

Board determines. The Board may waive the whole or part of any interest paid or payable under this Rule.

14. Instalments

If, by the terms of an issue of shares, any amount is payable in respect of any shares by instalments, every instalment is payable as if it is a call duly made by the Board of which due notice had been given, and all provisions of this Constitution with respect to the payment of calls and of interest or to the forfeiture of shares for non-payment of calls or with respect to liens or charges apply to the instalment and to the shares in respect of which it is payable.

FORFEITURE AND LIEN

15. Notice requiring payment of sums payable

If any shareholder fails to pay any sum payable in respect of any shares, either for issue money, calls or instalments, on or before the day for payment, the Board may serve a notice on the shareholder requiring that shareholder to pay the sum together with interest accrued and all expenses incurred by the Company by reason of the non-payment. The notice may be served at any time whilst any part of the sum remains unpaid.

16. Time and place for payment

The notice referred to in Rule 15 must state a day on or before which the sum, interest and expenses (if any) are to be paid and the place where payment is to be made and that, if payment is not made by the time and at the place specified, the shares in respect of which the sum is payable are liable to be forfeited.

17. Forfeiture on non-compliance with notice

If there is non-compliance with the requirements of any notice given under Rule 15, any shares in respect of which notice has been given may be forfeited by a resolution of the Board passed at any time after the day specified in the notice for payment. The forfeiture is to include all dividends, interest and other money payable by the Company in respect of the forfeited shares and not paid before the forfeiture.

18. Notice of forfeiture

When any share is forfeited, notice of the resolution of the Board must be given to the shareholder in whose name the share was registered immediately prior to the forfeiture, and an entry of the forfeiture and the date of forfeiture

must be made in the Register. Failure to give notice or make the entry as required by this Rule does not invalidate the forfeiture.

19. Disposal of forfeited shares

Any forfeited share is considered to be the property of the Company and the Board may sell or otherwise dispose of or deal with the share in any manner it thinks fit and with or without any money paid on the share by any former holder being credited as paid up.

20. Annulment of forfeiture

At any time before any forfeited share is sold or otherwise disposed of, the Board may annul the forfeiture of the share on any condition it thinks fit.

21. Liability despite forfeiture

Any shareholder whose shares have been forfeited is, despite the forfeiture, liable to pay and must immediately pay to the Company all sums of money, interest and expenses owing on or in respect of the forfeited shares at the time of forfeiture, together with expenses and interest from that time until payment at the rate the Board determines. The Board may enforce the payment or waive the whole or part of any sum paid or payable under this Rule as it thinks fit.

22. Company's lien or charge

The Company has a first and paramount lien or charge, for unpaid calls, instalments, interest due in relation to any calls or instalments and any amounts the Company is called on by law to pay in respect of the shares of a shareholder, on shares registered in the name of the shareholder in respect of which the calls, instalments and interest are due and unpaid (whether then payable or not) or in respect of which the amounts are paid and on the proceeds of sale of the shares. The lien or charge extends to all dividends and bonuses declared in respect of the shares but, if the Company registers a transfer of any shares on which it has a lien or charge without giving the transferee notice of any claim it may have at that time, the shares are freed and discharged from the lien or charge of the Company in respect of that claim. The Board may do all things necessary or appropriate under the SCH Business Rules and the Listing Rules in order to protect or enforce any lien or charge.

23. Sale of shares to enforce lien

For the purpose of enforcing a lien or charge, the Board may sell the shares which are subject to the lien or charge in any manner it thinks fit and with or

without giving any notice to the shareholder in whose name the shares are registered, subject to the SCH Business Rules and the Listing Rules.

24. Title to shares forfeited or sold to enforce lien

24.1 In a sale or a re-issue of forfeited shares or in the sale of shares to enforce a lien or charge, an entry in the Board's minute book that the shares have been forfeited, sold or re-allotted in accordance with this Constitution is sufficient evidence of that fact as against all persons entitled to the shares immediately before the forfeiture, sale or re-issue of the shares. The Company may receive the purchase money or consideration (if any) given for the shares on any sale or re-issue.

24.2 In a re-issue, a certificate signed by a Director or the Secretary to the effect that the shares have been forfeited and the receipt of the Company for the price of the shares constitutes a good title to them.

24.3 In a sale, the Company may appoint a person to execute, or may otherwise effect, a transfer in favour of the person to whom the shares are sold.

24.4 On the issue of the receipt or the transfer being executed or otherwise effected the person to whom the shares have been re-allotted or sold is to be registered as the holder of the shares, discharged from all calls or other money due in respect of the shares prior to the re-issue or purchase and the person is not bound to see to the regularity of the proceedings or to the application of the purchase money or consideration and the person's title to the shares is not affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or re-issue.

24.5 The net proceeds of any sale or re-issue are to be applied first in payment of all costs in relation to the enforcement of the lien or charge or the forfeiture and of the sale or re-issue, next in satisfaction of the amount in respect of which the lien or charge exists as is then payable to the Company (including interest) or the amount in respect of the forfeited shares then payable to the Company (including interest) and the residue (if any) paid to, or at the direction of, the person registered as the holder of the shares immediately prior to the sale or re-issue or to the person's executors, administrators or assigns on the production of any evidence as to title required by the Board.

PAYMENTS BY THE COMPANY

25. Payments by the Company

If any law of any place imposes or purports to impose any immediate or future or possible liability on the Company to make any payment, or empowers any government or taxing authority or government official to require the Company to make any payment, in respect of any securities held either jointly or solely by any holder or in respect of any transfer of those

securities or in respect of any interest, dividends, bonuses or other money due or payable or accruing due or which may become due or payable to the holder by the Company on or in respect of any securities or for or on account or in respect of any holder of securities, whether because of:

(a) the death of the holder;

(b) the non-payment of any income tax or other tax by the holder;

(c) the non-payment of any estate, probate, succession, death, stamp or other duty by the holder or a personal representative of that holder or by or out of the holder's estate;

(d) any assessment of income tax against the Company in respect of interest or dividends paid or payable to the holder; or

(e) any other act or thing,

the Company in each case:

(i) is to be fully indemnified from all liability by the holder or the holder's personal representative and by any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate;

(ii) has a lien or charge on the securities for all money paid by the Company in respect of the securities under or because of any law;

(iii) has a lien on all dividends, bonuses and other money payable in respect of the securities registered in the Register as held either jointly or solely by the holder for all money paid or payable by the Company in respect of the securities because of any law, together with interest at a rate the Board may determine from the date of payment to the date of repayment, and may deduct or set off against any dividend, bonus or other money payable any money paid or payable by the Company together with interest;

(iv) may recover as a debt due from the holder or the holder's personal representative, or any person who becomes registered as the holder of the securities on the distribution of the deceased holder's estate, any money paid by the Company because of any law which exceeds any dividend, bonus or other money then due or payable by the Company to the holder together with interest at a rate the Board may determine from the date of payment to the date of repayment; and

(v) except in the case of a proper SCH transfer, may, if any money is paid or payable by the Company under any law, refuse to register a transfer of any securities by the holder or the holder's personal representative until the money and interest is set off or deducted or, in case the money and interest exceeds the amount of any dividend, bonus or other money then due or payable by the Company to the holder, until the excess is paid to the Company.

Nothing in this Rule affects any right or remedy which any law confers on the Company and any right or remedy enforceable by the Company whether against the holder or the holder's personal representative.

TRANSFER AND TRANSMISSION OF SECURITIES

26. Transfers; proper SCH transfers

26.1 A transfer of any securities may be effected by:

(a) a written transfer in the usual or common form or in any form the Board may prescribe or in a particular case accept, duly stamped (if necessary) being delivered to the Office or other place as designated by the Board;

(b) a proper SCH transfer, which is to be in the form required or permitted by the Act or the SCH Business Rules; or

(c) any other electronic system established or recognised by the Listing Rules in which the Company participates in accordance with the rules of that system.

26.2 Except in the case of a proper SCH transfer, the transferor is deemed to remain the holder of the securities transferred until the name of the transferee is entered on the Register. A proper SCH transfer is taken to be recorded in the Register and the name of the transferee to be registered as the holder of the securities comprised in the proper SCH transfer, as provided in the SCH Business Rules.

26.3 The Board may take any action it thinks fit to comply with the SCH Business Rules and may request the SCH to apply a holding lock to prevent a transfer of securities the subject of the SCH Business Rules if the Board thinks fit.

27. Board may refuse to register

27.1 The Board may refuse to register any transfer of securities:

(a) if the registration of the transfer would result in a contravention of or failure to observe the provisions of any applicable law or the Listing Rules;

(b) on which the Company has a lien; or

(c) if permitted to do so under the Listing Rules.

27.2 The decision of the Board relating to the registration of a transfer is absolute. Failure to give notice of refusal to register any transfer as may be required under the Act or the Listing Rules does not invalidate the decision of the Board.

28. Transfer and certificate (if any)

28.1 Every transfer must be left for registration at the Office or any other place the Board determines. Unless the Board otherwise determines either generally or in a particular case, the transfer is to be accompanied by the certificate (if any) for the securities to be transferred. In addition, the transfer is to be accompanied by any other evidence which the Board may require to prove the title of the transferor, the transferor's right to transfer the securities, due execution of the transfer or due compliance with the provisions of any law relating to stamp duty. The requirements of this Rule do not apply in respect of a proper SCH transfer.

28.2 Subject to Rule 28.1, on each application to register the transfer of any securities or to register any person as the holder in respect of any securities transmitted to that person by operation of law or otherwise, the certificate (if any) specifying the securities in respect of which registration is required must be delivered to the Company for cancellation and on registration the certificate is considered to have been cancelled.

28.3 Each transfer which is registered may be retained by the Company for any period determined by the Board after which the Company may destroy it.

29. Transmission on death

The personal representative of a deceased shareholder (who is not one of several joint holders) is the only person recognised by the Company as having any title to securities registered in the name of the deceased shareholder. Subject to compliance by the transferee with this Constitution, the Board may register any transfer signed by a shareholder prior to the shareholder's death, despite the Company having notice of the shareholder's death.

30. Transmission by operation of law

A person (a ***transmittee***) who establishes to the satisfaction of the Board that the right to any securities has devolved on the transmittee by will or by operation of law may be registered as a holder in respect of the securities or may (subject to the provisions in this Constitution relating to transfers) transfer the securities. The Board has the same right to refuse to register the transmittee as would apply under Rule 27.1 if the transmittee was the transferee named in a transfer presented for registration.

31. Alteration of capital

The Company in general meeting may reduce or alter its share capital in any manner permitted by the Act (including, without limitation, by way of an in specie distribution of paid up shares or other securities of another body corporate, or other assets, in which case each shareholder appoints the

Company its attorney to take all necessary action to perfect the transfer of the shares or other assets to the shareholder). The Board may do anything which is required to give effect to any resolution authorising reduction or alteration of the share capital of the Company and, without limitation, may make provision for the issue of fractional certificates or sale of fractions of shares and distribution of net proceeds as it thinks fit.

GENERAL MEETINGS

32. Calling of general meetings

By a resolution of the Board, the Company may call a general meeting of the Company to be held at the time and place and in the manner determined by the Board. No shareholder may convene a general meeting of the Company except where entitled under the Act to do so. By resolution of the Board any general meeting may be cancelled or postponed prior to the date on which it is to be held, except where the cancellation or postponement would be contrary to the Act. The Board may give notice (if any) of cancellation or postponement as it thinks fit but any failure to give notice of cancellation or postponement does not invalidate the cancellation or postponement or any resolution passed at a postponed meeting.

33. Notice of general meeting

Where the Company has called a general meeting notice of the meeting may be given in the form and manner in which the Board thinks fit. The non-receipt of a notice of any general meeting by, or the omission to give notice to, any person entitled to notice, does not invalidate any resolution passed at that meeting.

PROCEEDINGS OF MEETINGS

34. Business of general meetings

The business of an annual general meeting is to consider the accounts and reports required by the Act to be laid before each annual general meeting, to elect Directors in the place of those retiring under this Constitution, when relevant to appoint an auditor, and to transact any other business which, under this Constitution, is required to be transacted at any annual general meeting. All other business transacted at an annual general meeting and all business transacted at other general meetings is special. Except with the approval of the Board, with the permission of the Chairman or as permitted under the Act, no person may move at any meeting either:

(a) in regard to any special business of which notice has been given under Rule 33, any resolution or any amendment of a resolution; or

(b) any other resolution which does not constitute part of special business of which notice has been given under Rule 33.

35. Quorum

35.1 Three shareholders present constitute a quorum for a meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless a quorum is present at the commencement of the meeting.

35.2 If there is not a quorum at a general meeting within 15 minutes after the time specified in the notice of the meeting, the meeting is dissolved unless the Board adjourns the meeting to a date, time and place determined by it. If no quorum is present at any adjourned meeting within 15 minutes after the time for the meeting, the meeting is dissolved.

36. Chairman

36.1 The Chairman of the Board is entitled to chair every general meeting.

36.2 If at any general meeting:

(a) the Chairman of the Board is not present at the specified time for holding the meeting; or

(b) the Chairman of the Board is present but is unwilling to act as chairman of the meeting,

the Deputy Chairman of the Board is entitled to chair the meeting.

36.3 If at any general meeting:

(a) there is no Chairman of the Board or Deputy Chairman of the Board;

(b) the Chairman of the Board and Deputy Chairman of the Board are not present at the specified time for holding the meeting; or

(c) the Chairman of the Board and the Deputy Chairman of the Board are present but each is unwilling to act as chairman of the meeting,

the Directors present may choose another Director as chairman of the meeting and if no Director is present or if each of the Directors present is unwilling to act as chairman of the meeting, a shareholder chosen by the shareholders present may chair the meeting.

37. Acting Chairman

If during any general meeting the Chairman acting under Rule 36 is unwilling to chair any part of the proceedings, the Chairman may withdraw during the relevant part of the proceedings and may nominate any person who immediately before the general meeting was a Director or who has been

nominated for election as a Director at the meeting to be Acting Chairman of the meeting during the relevant part of the proceedings. On the conclusion of the relevant part of the proceedings the Acting Chairman is to withdraw and the Chairman is to resume to chair the meeting.

38. General conduct of meeting

38.1 The general conduct of each general meeting of the Company and the procedures to be adopted at the meeting are as determined at, during or prior to the meeting by the Chairman.

38.2 The Chairman or a person acting with the Chairman's authority may require any person who wishes to attend the meeting to comply with searches, restrictions or other security arrangements the Chairman or a person acting with the Chairman's authority considers appropriate. The Chairman or a person acting with the Chairman's authority may refuse entry to any person who does not comply with the arrangements, any person who possesses a recording or broadcasting device without the consent of the Chairman or a person acting with the Chairman's authority, or any person who possesses an article which the Chairman or person acting with the Chairman's authority considers to be dangerous, offensive or liable to cause disruption. At any time the Chairman considers it necessary or desirable for the proper and orderly conduct of the meeting, the Chairman may demand the cessation of debate or discussion on any business, question, motion or resolution being considered by the meeting and require the business, question, motion or resolution to be put to a vote of the shareholders present.

38.3 The Chairman may require the adoption of any procedures which are in the Chairman's opinion necessary or desirable for the proper and orderly casting or recording of votes at any general meeting of the Company, whether on a show of hands or on a poll.

38.4 Any determination by the Chairman in relation to matters of procedure or any other matter arising directly or indirectly from the business is final. Any challenge to a right to vote (whether on a show of hands or on a poll) may only be made at the meeting and may be determined by the Chairman whose decision is final.

39. Adjournment

During the course of the meeting the Chairman may adjourn the meeting or any business, motion, question or resolution being considered or remaining to be considered by the meeting or any debate or discussion either to a later time at the same meeting or to an adjourned meeting. If the Chairman exercises a right of adjournment of a meeting under this Rule, the Chairman has the sole discretion to decide whether to seek the approval of the shareholders present to the adjournment and, unless the Chairman exercises that discretion, no vote may be taken by the shareholders present in respect

of the adjournment. No business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

40. Voting

40.1 The Chairman may determine that any question to be submitted to a general meeting be determined by a poll without first submitting the question to the meeting to be decided by a show of hands.

40.2 Unless the Chairman makes the determination referred to in Rule 40.1 or a poll is otherwise demanded in accordance with the Act, each question submitted to a general meeting is to be decided in the first instance by a show of hands.

40.3 In the case of an equality of votes, the Chairman has, both on a show of hands and on a poll, a casting vote in addition to any votes to which the Chairman may be entitled as a shareholder, or as proxy, attorney or properly appointed representative of a shareholder.

40.4 Unless a poll is demanded, a declaration by the Chairman following a vote on a show of hands that a resolution has been passed or lost is conclusive.

40.5 A poll may be demanded by a shareholder under the Act (and not otherwise) or by the Chairman. No poll may be demanded on the election of a chairman of a meeting or, unless the Chairman otherwise determines, the adjournment of a meeting. A demand for a poll may be withdrawn.

41. Taking a poll

41.1 If a poll is demanded as provided in Rule 40.5, it is to be taken in the manner and at the time and place as the Chairman directs, and the result of the poll is the meeting's resolution of the motion on which the poll was demanded.

41.2 A demand for a poll does not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded. A poll demanded on any question of adjournment is to be taken at the meeting and without adjournment.

42. Special meetings

All the provisions of this Constitution as to general meetings apply to any special meeting of any class of shareholders which may be held under the operation of this Constitution or the Act.

VOTES OF SHAREHOLDERS

43. Voting rights

Subject to restrictions on voting affecting any class of shares and to Rules 3, 7(f), 45.2 and 46:

(a) on a show of hands:

(i) subject to paragraphs (ii) and (iii), each shareholder present has one vote;

(ii) where a shareholder has appointed more than one person as representative, proxy or attorney for the shareholder, none of the representatives, proxies or attorneys is entitled to vote; and

(iii) where a person is entitled to vote because of paragraph (i) in more than one capacity, that person is entitled only to one vote; and

(b) subject to Rule 43(c) on a poll, each shareholder present:

(i) has one vote for each fully paid share held; and

(ii) for each other share held, has a vote in respect of the share which carries the same proportionate value as the proportion of the amount paid up (not credited) or agreed to be considered as paid up on the total issue price of that share at the time the poll is taken bears to the total issue price of the share (excluding amounts credited); and

(c) on a poll, only shareholders present may vote unless, consistently with the Act, the Board has approved other means (including electronic) for the casting and recording of votes by shareholders on any resolution to be put to a general meeting.

44. Voting rights of personal representatives, etc

Where a person satisfies the Board at least 48 hours before the holding of a general meeting (unless the person has previously satisfied the Board as to the person's right to vote) that the person is a personal representative as referred to in Rule 29 or a transmittee as referred to in Rule 30, the person may vote at the general meeting in the same manner as if the person were the registered holder of the securities referred to in Rule 29 or 30, as the case requires.

45. Proxies

45.1 A shareholder who is entitled to attend and cast a vote at a meeting of the Company may appoint a person as a proxy to attend and vote for the shareholder in accordance with the Act but not otherwise. Subject to Rule

45.2, a proxy appointed to attend and vote in accordance with the Act may exercise the rights of the shareholder on the basis and subject to the restrictions provided in the Act.

45.2 No shareholder not personally present is entitled to vote on a show of hands except where the shareholder is a corporation present by a proxy or attorney or a company present by a representative properly authorised pursuant to the Act.

45.3 A form of appointment of a proxy is valid if it is in accordance with the Act or in any form which the Board may prescribe or accept.

45.4 Any appointment of proxy under Rule 45.3 which is incomplete may be completed by the Secretary on the authority of the Board and the Board may authorise completion of the proxy by the insertion of the name of any Director as the person in whose favour the proxy is given.

45.5 Voting instructions given by a shareholder to a Director or employee of the Company who is appointed as proxy (***Company Proxy***) are valid only if contained in the form of appointment of the Company Proxy. If a shareholder wishes to give a Company Proxy appointed by the shareholder new instructions or variations to earlier instructions, the new instructions or variations are only valid if received at the Office before the meeting or adjourned meeting by a notice in writing signed by the shareholder.

45.6 For the purposes of Rule 45.5, where a notice of meeting provides for electronic lodgement of proxies, a proxy lodged at the electronic address specified in the notice is taken to have been received at the Office and validated by the shareholder if there is compliance with the requirements set out in the notice.

46. Validity, revocation

46.1 The validity of any resolution is not affected by the failure of any proxy or attorney to vote in accordance with instructions (if any) of the appointing shareholder.

46.2 A vote given in accordance with the terms of an instrument of proxy or power of attorney is valid despite the previous death or mental incapacity of the appointing shareholder, revocation of the instrument of proxy or power of attorney or transfer of the shares in respect of which the vote is given, provided no notice in writing of the death, mental incapacity, revocation or transfer has been received at the Office before the relevant meeting or adjourned meeting.

46.3 A proxy is not revoked by the appointing shareholder attending and taking part in the meeting, unless the appointing shareholder votes at the meeting on the resolution for which the proxy is proposed to be used.

47. Board may issue forms of proxy

The Board may issue with any notice of general meeting of shareholders or any class of shareholders forms of proxy for use by the shareholders. Each form may include the names of any of the Directors or of any other persons willing to act as proxies or as persons who are to be proxies where the shareholder does not specify in the form the name of the person or persons to be appointed as proxies. The forms may be worded so that a proxy may be directed to vote either for or against each or any of the resolutions to be proposed.

48. Attorneys of shareholders

Any shareholder may, by duly executed power of attorney, appoint an attorney to act on the shareholder's behalf at all or certain specified meetings of the Company. Before the attorney is entitled to act under the power of attorney, the power of attorney or proof of the power of attorney to the satisfaction of the Board must be produced for inspection at the Office or any other place the Board may determine together, in each case, with evidence of the due execution of the power of attorney as required by the Board. The attorney may be authorised to appoint a proxy for the shareholder granting the power of attorney.

DIRECTORS

49. Number of Directors

The number of Directors must be the number, not being less than 3 nor more than 10, which the Board may determine but the Board may not reduce the number below the number of Directors in office at the time of the reduction. All Directors are to be natural persons.

50. Power to appoint Directors

The Board has the power at any time to appoint any person (including, without limitation, any person who is employed by the Company) as a Director, either to fill a casual vacancy or as an addition to the Board but so that the number of Directors does not exceed the maximum number determined under Rule 49. Any Director appointed under this Rule may hold office only until the next annual general meeting of the Company and is then eligible for election at that meeting but is not to be taken into account in determining the number of Directors who are to retire by rotation at the meeting.

51. Remuneration of Directors

As remuneration for services, each non-executive Director is to be paid out of the funds of the Company a sum determined by the Board payable at the time and in the manner determined by the Board but the aggregate remuneration paid to all the non-executive Directors in any year may not exceed an amount fixed by the Company in general meeting. The expression ***remuneration*** in this Rule does not include any amount which may be paid by the Company under Rule 53, 54, 55 or 96.

52. Share qualification for Directors

Each Director is required to hold, or be the beneficial owner of, 1000 shares in the Company. This shareholding qualification must be satisfied within two months after the later of the date the Company is listed on the ASX and the date of the Director's appointment, and thereafter during the period of office of the Director.

53. Remuneration of Directors for extra services

Any Director who serves on any committee (other than any standing committee), who devotes special attention to the business of the Company, who otherwise performs services which in the opinion of the Board are outside the scope of the ordinary duties of a Director or who, at the request of the Board, engages in any journey on the business of the Company, may be paid extra remuneration as determined by the Board.

54. Travelling and other expenses

Every Director is, in addition to any other remuneration provided for in this Constitution, entitled to be paid from Company funds all reasonable travel, accommodation and other expenses incurred by the Director in attending meetings of the Company or of the Board or of any Committees or while engaged on the business of the Company.

55. Retirement benefits; superannuation contributions

55.1 Any person (including any officer of the Company) may be paid or provided with a benefit (including a prescribed benefit) in connection with the retirement from office (including a prescribed office) of any officer of the Company, in accordance with the Act and the Listing Rules. The Board may make arrangements with any officer with respect to, providing for, or effecting payment or provision of, benefits in accordance with this Rule.

55.2 Without limiting Rule 51, the Company may pay superannuation contributions for each Director to the extent necessary for the avoidance or

minimisation of any penalty, charge, tax or other impost on the Company under any applicable legislation which imposes a penalty, charge, tax or other impost on employers if a minimum level of superannuation contributions is not paid for an employee (within the meaning of the legislation).

56. Disqualification of Auditor

No auditor, partner, employer or employee of an auditor of the Company is eligible to be appointed or elected a Director of the Company.

57. Directors may contract with Company

57.1 A Director is not disqualified by the office of Director from contracting or entering into any arrangement with the Company either as vendor, purchaser or otherwise and no contract or arrangement entered into with the Company by a Director nor any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way interested may be avoided for that reason. A Director is not liable to account to the Company for any profit realised by any contract or arrangement, by reason only of holding the office of Director or of the fiduciary relationship established by the office.

57.2 Except where a Director is constrained by the Act or in accordance with a determination by the Chairman under Rule 57.3, a Director may be present at a meeting of the Board while a matter in which the Director has an interest is being considered and may vote in respect of that matter.

57.3 A Director must promptly disclose to the Board the holding of any office or any other interest which the Director has in a matter which may create a conflict with the Director's duties as a director of the Company. Subject to the Act, any question as to whether an interest which a Director has in a matter or a duty which a Director owes to a person other than the Company should disqualify the Director from voting on a particular matter or being present at a meeting of the Board or of a Committee while it is being considered may be determined by the Chairman. If the Chairman determines that an interest or duty should so disqualify a Director, the Director must not vote on the matter or be present at a meeting of the Board or of any Committee while it is being considered. A determination made in good faith by the Chairman pursuant to this Rule 57.3 will be conclusive and binding on the Company and each Director. Nothing in this Rule 57.3 requires the Chairman to consider whether a Director should be disqualified from voting on a matter or being present at a meeting of the Board or of any Committee.

57.4 Despite having an interest in any contract or arrangement a Director may participate in the execution of any document evidencing or connected with the contract or arrangement, whether by signing, sealing or otherwise.

58. Director may hold other office

58.1 A Director may hold any other office or position under the Company (except that of auditor) in conjunction with the office of Director, on terms and at a remuneration in addition to remuneration (if any) as a Director, as the Board approves.

58.2 A Director may be or become a director of or hold any other office or position under any corporation promoted by the Company, or in which it may be interested, whether as a vendor or shareholder or otherwise, or with any other corporation or organisation, and the Director is not accountable for any benefits received as a director or shareholder of, or holder of any other office or position under, the corporation or organisation.

59. Exercise of voting power in other corporations

The Board may exercise the voting power conferred by the shares in any corporation held or owned by the Company as the Board thinks fit (including the exercise of the voting power in favour of any resolution appointing the Directors or any of them directors of that corporation or voting or providing for the payment of remuneration to the directors of that corporation) and a Director of the Company may vote in favour of the exercise of those voting rights, despite the fact that the Director is, or may be about to be appointed, a director of that other corporation and may be interested in the exercise of those voting rights.

60. Directors may lend to the Company

Any Director may lend money to the Company at interest with or without security or may, for a commission or profit, guarantee the repayment of any money borrowed by the Company or underwrite or guarantee the subscription of shares or securities of the Company or of any corporation in which the Company may be interested without being disqualified in respect of the office of Director and without being liable to account to the Company for the commission or profit.

TERMINATION OF OFFICE OF DIRECTOR

61. Termination of office of Director

The office of a Director is terminated:

(a) on the Director being absent from six consecutive meetings of the Board without leave of absence from the Board where the Board has not, within 14 days of having been served by the Secretary with a notice giving particulars of the absence, resolved that leave of absence be granted;

(b) on the Director ceasing to comply with the share qualification in Rule 52;

(c) on the Director resigning office by notice in writing to the Company;

(d) on the Director being removed from office under the Act;

(e) on the Director being prohibited from being a Director by reason of the operation of the Act; or

(f) on the Director who is an employee of the Company or any of its subsidiaries ceasing to be employed (but the person concerned is eligible for reappointment or re-election as a Director of the Company).

62. Rotation to exclude Director who is terminated

A Director whose office is terminated under Rule 61 is not to be taken into account in determining the number of Directors who are to retire by rotation at any annual general meeting.

ELECTION OF DIRECTORS

63. Retirement and nomination of Directors

63.1 Subject to Rules 50 and 62, at every annual general meeting, one-third of the Directors (other than an exempt Managing Director under Rule 65) or, if their number is not a multiple of three, then the number nearest to but not less than one-third must retire from office. A Director (other than an exempt Managing Director under Rule 65) must retire from office at the conclusion of the third annual general meeting after which the Director was elected or re-elected. Any Director who retires (whether under this Rule or otherwise) at a general meeting and seeks re-election at the meeting retains office until the dissolution or adjournment of the meeting at which the Director retires.

63.2 The Directors to retire under Rule 63.1 are the Directors or Director longest in office since last being elected. As between Directors who were elected on the same day the Directors to retire are (in default of agreement between them) determined by ballot. The length of time a Director has been in office is calculated from the Director's last election or appointment. A retiring Director is eligible for re-election.

63.3 No person (other than a retiring Director) is eligible for election to the office of Director at any general meeting unless the person or a shareholder intending to nominate the person has given notice in writing signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the shareholder to nominate the nominee. To be valid, the notice is required to be left at the Office not less than 35 business days nor more than 45 business days before the meeting unless the

nominee has been recommended by the Board for election, in which case the notice is required to be left at the Office at least 28 days before the meeting.

MANAGING DIRECTOR

64. Appointment of a Managing Director and Deputy Managing Director

The Board may appoint one or more of its members to be Managing Director and another to be Deputy Managing Director (who may respectively bear those titles or any other titles determined by the Board) for a period ending on the happening of events (if any) stipulated by the Board (and, in any event, upon the Managing Director or the Deputy Managing Director (as the case requires) ceasing to hold office as a Director), and at a remuneration which may be by way of salary or commission on or participation in profits or by any or all of these methods and otherwise on terms determined by the Board. The Board may confer on and withdraw from a Managing Director or the Deputy Managing Director (as the case requires) any of the powers exercisable under this Constitution by the Board as it thinks fit and on any conditions it thinks expedient but the conferring of powers by the Board on a Managing Director or the Deputy Managing Director (as the case requires) does not exclude the exercise of those powers by the Board.

65. Managing Director not to be subject to retirement by rotation

An exempt Managing Director is the Managing Director or, if there is more than one Managing Director, the Managing Director designated by the Board to be an exempt Managing Director. An exempt Managing Director is not subject to retirement as a Director by rotation while continuing to hold the office of Director and is not to be taken into account in determining the rotation or retirement of Directors or the number of Directors to retire, but is subject to the same provisions as to termination of office under Rule 61 (other than Rule 61(f)) and removal as the other Directors of the Company.

PROCEEDINGS OF DIRECTORS

66. Procedures relating to Board meetings

The Board may meet together, adjourn and otherwise regulate its meetings as it thinks fit. Until otherwise determined by the Board, three Directors form a quorum. The Board may at any time, and the Secretary, on the request of any two Directors, must convene a meeting of the Board. Notice of meeting of the Board may be given by mail (electronic or otherwise), personal delivery or facsimile transmission to the usual place of business or residence of the Director or at any other address given to the Secretary by the Director or by any technology agreed by all the Directors. A Director who is at any time not

in the Commonwealth of Australia shall not during such time be entitled to notice of any such meeting.

67. Meetings by telephone or other means of communication

The Board may meet either in person or by using any other technology (including, without limitation, telephone) consented to by all the Directors. A consent may be a standing one. A Director may only withdraw consent within a reasonable period before the meeting. A meeting conducted by telephone or other means of communication is considered to be held at the place agreed on by the Directors attending the meeting if at least one of the Directors present at the meeting was at that place for the duration of the meeting.

68. Votes at meetings

Questions arising at any meeting of the Board are decided by a majority of votes, and, in the case of an equality of votes, the Chairman has (except when only two Directors are present or except when only two Directors are competent to vote on the question then at issue) a second or casting vote. A Director with a material personal interest in a matter that is being considered at a meeting of the Board may, subject to the Act and Rule 57.3, be counted in a quorum and may vote on the matter.

69. Chairman

The Board may elect a Chairman and a Deputy Chairman of its meetings and determine the period for which each is to hold office. If no Chairman or Deputy Chairman is elected or if at any meeting the Chairman and the Deputy Chairman are not present at the time specified for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

70. Powers of meetings

A meeting of the Board at which a quorum is present is competent to exercise any of the authorities, powers and discretions for the time being vested in or exercisable by the Board.

71. Committees

71.1 The Board may delegate any of its powers to Committees consisting of any one or more Directors or any other person or persons as the Board thinks fit. In the exercise of delegated powers, any Committee formed or person or persons appointed to the Committee must conform to any regulations that

may be imposed by the Board. A delegate of the Board may be authorised to sub-delegate any of the powers for the time being vested in the delegate.

71.2 The meetings and proceedings of any Committee are to be governed by the provisions of this Constitution for regulating the meetings and proceedings of the Board so far as they are applicable and are not superseded by any regulations made by the Board under Rule 71.1.

72. Validity of acts

72.1 All actions at any meeting of the Board or by a Committee or by any person acting as a Director are, despite the fact that it is afterwards discovered that there was some defect in the appointment of any of the Directors or the Committee or the person acting as a Director or that any of them were disqualified, as valid as if every person had been duly appointed and was qualified and continued to be a Director or a member of the Committee.

72.2 If the number of Directors is reduced below the minimum number fixed under this Constitution, the continuing Directors may act for the purpose of increasing the number of Directors to that number or of calling a general meeting of the Company but for no other purpose.

73. Resolution in writing

A resolution in writing signed by all Directors or a resolution in writing of which notice has been given to all Directors and which is signed by a majority of the Directors entitled to vote on the resolution (not being less than the number required for a quorum at a meeting of the Board) is a valid resolution of the Board. The resolution may consist of several documents in the same form each signed by one or more of the Directors. A facsimile transmission or other document produced by mechanical or electronic means under the name of a Director with the Director's authority is considered to be a document in writing signed by the Director.

POWERS OF THE BOARD

74. General powers of the Board

The management and control of the business and affairs of the Company are vested in the Board, which (in addition to the powers and authorities conferred on it by this Constitution) may exercise all powers and do all things as are within the power of the Company and are not by this Constitution or by law required to be exercised or done by the Company in general meeting.

75. Power to borrow and guarantee

Without limiting the generality of Rule 74, the Board may exercise all the powers of the Company to raise or borrow money, may guarantee the debts or obligations of any person and may enter into any other financing arrangement, in each case in the manner and on the terms it thinks fit.

76. Power to give security

Without limiting the generality of Rule 74, the Board may charge any property or business of the Company or any of its uncalled capital and may issue debentures or give any other security for a debt, liability or obligation of the Company or of any other person, in each case in the manner and on the terms it thinks fit.

77. Power to authorise debenture holders, etc to make calls

Without limiting the generality of Rule 74, if any uncalled capital of the Company is included in or charged by any debenture, mortgage or other security, the Board may authorise the person in whose favour the debenture, mortgage or other security is executed or any other person in trust for the person to make calls on the shareholders in respect of that uncalled capital and to sue in the name of the Company or otherwise for the recovery of money becoming due in respect of calls made and to give valid receipts for that money, and the authority continues for the duration of the debenture, mortgage or that other security, despite any change in the Directors, and is assignable if expressed to be.

78. Power to issue bond, debenture or other security

Any bond, debenture or other security may be issued with or without the right of or obligation on the holder to exchange the bond, debenture or security in whole or in part for shares in the Company at any time and with any special privileges as to redemption, surrender, drawings, issue of shares, attending and voting at general meetings of the Company, appointment of Directors and with the general rights and on the conditions as the Board thinks fit.

79. Personal liability of officer

If any Director or any officer of the Company is or may become personally liable for the payment of any sum which is or may become primarily due from the Company, the Board may charge the whole or any part of the assets of the Company by way of indemnity to secure the Director or officer from any loss in respect of the liability.

80. Seal

The Company may have a common seal and a duplicate common seal which are to be used by the Company as determined by the Board.

DIVIDENDS

81. Determination of dividend

81.1 The Board may determine that a dividend (including an interim dividend on account of the next forthcoming dividend) is payable and fix the amount, time for payment and method of payment.

81.2 Without limiting Rule 2, where the terms of any new issue of shares provide for the new shares to have different rights to dividend to other shares then on issue, the new shares have those different dividend rights.

81.3 Any dividend or interim dividend is (subject to the rights of, or any restrictions on, the holders of shares created or raised under any special arrangement as to dividend) payable on each share on the basis of the proportion which the amount paid or agreed to be considered to be paid (excluding amounts credited) bears to the amount of the total issue price for the time being paid or agreed to be considered as paid (excluding amounts credited) or payable in respect of the share. The dividend may be fixed at a rate per annum in respect of a specified period but no amount paid on a share in advance of calls is to be treated as paid on the share.

82. Dividend plans

82.1 The Board may establish and maintain one or more dividend plans (including the establishment of rules for the administration of those plans) under which shareholders may elect with respect to some or all of their shares (subject to the rules of the relevant plan):

(a) to reinvest in whole or in part dividends paid or payable or which may become payable by the Company to the shareholder in cash by subscribing for shares in the capital of the Company;

(b) to be issued with shares instead of being paid a dividend;

(c) that dividends from the Company not be declared or paid and that instead a payment or distribution other than a dividend (including without limitation an issue of bonus shares, with no amount credited to share capital account in connection with the issue of those shares) be made by the Company;

(d) that cash dividends from the Company not be paid and that instead a cash dividend or payment or other distribution (including without limitation an issue or transfer of securities) be received from the

Company, or a related body corporate of the Company, or any other entity determined by the Board; and

(e) to participate in a dividend selection plan, including but not limited to a plan under which shareholders may elect to receive a dividend from the Company or any related body corporate which is less in amount but franked to a greater extent than the ordinary cash dividend declared by the Company or any related body corporate or to receive a dividend from the Company or any related body corporate which is greater in amount but franked to a lesser extent than the ordinary cash dividend declared by the Company or any related body corporate.

82.2 Under a dividend plan established in accordance with Rule 82.1, any shareholder may elect for a specified period or for a period to be determined by specified notice (in either case determined by the Directors and prescribed in the rules of the plan) that (subject to the rules of the relevant plan) all or some of the ordinary shares held by that shareholder and designated by the shareholder in accordance with the rules of the plan (the designated shares) are to participate in the dividend plan. During that period the designated shares are entitled to participate in the dividend plan subject to the rules of the dividend plan.

82.3 If there is any inconsistency between any dividend plan established in accordance with Rule 82.1 or the rules of any dividend plan and this Constitution, this Constitution prevails.

82.4 The Board is authorised to do all things which it thinks desirable or necessary for the purpose of implementing every dividend plan established in accordance with Rule 82.1.

82.5 The Board is authorised to vary the rules of any dividend plan established in accordance with Rule 82.1 in its discretion and to suspend or terminate any dividend plan in its discretion. Any dividend plan may be suspended, terminated or varied by resolution of a general meeting of the Company.

83. Interim dividends

The Board may pay to the shareholders on account of any dividend any interim dividend it thinks fit.

84. Distribution otherwise than in cash

84.1 When declaring a dividend the Board may determine that payment of the dividend be effected wholly or in part by the distribution of specific assets or documents of title and in particular by the issue or transfer of paid up shares, debentures, debenture stock or grant of options or other securities of the Company or any other corporation or entity.

84.2 The Board may appoint any officer of the Company to sign on behalf of each shareholder entitled to participate in the dividend any document in the Board's opinion desirable or necessary:

(a) to vest in the shareholder title to assets; and

(b) in the case of a distribution of shares in any corporation, to constitute the shareholder's agreement to become a member of the corporation,

and, in executing the document, the officer acts as agent and attorney for the shareholder.

85. Capitalisation of profits

85.1 The Board may resolve that the whole or any portion of any sum forming part of the undivided profits of the Company or standing to the credit of any reserve or other account, and which is available for distribution, be capitalised and distributed to shareholders in the same proportions in which the shareholders would be entitled to receive it if distributed by way of dividend or in accordance with either the terms of issue of any shares or the terms of any plan for the issue of securities for the benefit of officers or employees and that all or any part of the sum be applied on their behalf either in paying up the amounts for the time being unpaid on any issued shares held by them, or in paying up in full unissued shares or other securities of the Company to be issued to them accordingly, or partly in one way and partly in the other.

85.2 The Board may specify the manner in which any fractional entitlements and any difficulties relating to distribution are to be dealt with, including specifying that fractions are to be disregarded or that any fractional entitlements are to be increased to the next whole number or that payments in cash in lieu of fractional entitlements be made.

85.3 The Board may make all necessary appropriations and applications of the amount to be capitalised under Rule 85.1 and all necessary issues of fully paid shares or debentures.

85.4 Where required, the Board may appoint a person to sign a contract on behalf of the shareholders entitled on a capitalisation to any shares or debentures, which provides for the issue to them, credited as fully paid, of any further shares or debentures or for the payment by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised.

86. Transfer of shares

A transfer of a share only passes the right to any dividend determined but not paid on the share at the time of transfer.

(a) in the case of a proper SCH transfer, if this is the effect of the SCH Business Rules; and

(b) in any other case, if the transfer is effected by the relevant record date.

87. Retention of dividends; unclaimed dividends

87.1 The Board may retain the dividends payable on securities referred to in Rules 29 and 30 until the personal representative or the transmittee (as the case requires) becomes registered as the holder of the securities or properly transfers them. The Board may retain any dividends in respect of which (or in respect of the shares on which the dividend is payable) the Company has a lien or charge under Rule 22 and may apply any retained dividends towards satisfaction of the calls, instalments or sums owing in respect of which the lien or charge exists.

87.2 All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed or otherwise disposed of according to law.

88. How dividends are payable

Payment of any dividend may be made in any manner and by any means as determined by the Board. Without affecting any other method of payment which the Board may adopt, in each case at the risk of the shareholder, payment may be made to the shareholder entitled to the dividend or, in the case of joint holders, to the shareholder whose name stands first in the Register in respect of the joint holding.

NOTICES

89. Service of notices

A notice may be given by the Company to any shareholder, or in the case of joint holders to the shareholder whose name stands first in the Register, personally, by leaving it at the shareholder's registered address or by sending it by prepaid post or facsimile transmission addressed to the shareholder's registered address or, in any case, by other electronic means determined by the Board. If the notice is signed, the signature may be original or printed.

90. When notice deemed to be served

Any notice sent by post is deemed to have been served at the expiration of 24 hours after the envelope containing the notice is posted and, in proving service, it is sufficient to prove that the envelope containing the notice was properly addressed and posted. Any notice served on a shareholder

personally or left at the shareholder's registered address is deemed to have been served when delivered. Any notice served on a shareholder by facsimile transmission is deemed to have been served when the transmission is sent.

91. Shareholder not known at registered address

Where a shareholder does not have a registered address or where the Company has a reason in good faith to believe that a shareholder is not known at the shareholder's registered address, a notice is deemed to be given to the shareholder if the notice is exhibited in the Office for a period of 48 hours (and is deemed to be duly served at the commencement of that period) unless and until the shareholder informs the Company of a registered place of address.

92. Calculation of period of notice

If a given number of days' notice or notice extending over any other period is required to be given, the day of service is not to be counted in the number of days or other period.

93. Notice to transferor binds transferee

Every person who, by operation of law, transfer or any other means, becomes entitled to be registered as the holder of any shares is bound by every notice which, prior to the person's name and address being entered in the Register in respect of the shares, was duly given to the person from whom title to the shares is derived.

94. Service on deceased shareholders

A notice served in accordance with this Constitution is (despite the fact that the shareholder is then dead and whether or not the Company has notice of the shareholder's death) deemed to have been duly served in respect of any registered shares, whether held solely or jointly with other persons by the shareholder, until some other person is registered in the shareholder's place as the holder or joint holder. The service is sufficient service of the notice or document on the shareholder's personal representative and any persons jointly interested with the shareholder in the shares.

95. Winding up

95.1 If the Company is wound up, whether voluntarily or otherwise, the liquidator may divide among all or any of the contributories as the liquidator thinks fit in specie or kind any part of the assets of the Company, and may vest any part of the assets of the Company in trustees on any trusts for the benefit of all or any of the contributories as the liquidator thinks fit.

95.2 Any division may be otherwise than in accordance with the legal rights of the contributories and, in particular, any class may be given preferential or special rights or may be excluded altogether or in part, but if any division otherwise than in accordance with the legal rights of the contributories is determined, any contributory who would be prejudiced by the division has a right to dissent and ancillary rights as if the determination were a special resolution passed under the Act relating to the sale or transfer of the Company's assets by a liquidator in a voluntary winding up.

95.3 If any shares to be divided in accordance with Rule 95.1 involve a liability to calls or otherwise, any person entitled under the division to any of the shares may, by notice in writing within ten business days after the passing of the special resolution, direct the liquidator to sell the person's proportion and pay the person the net proceeds and the liquidator is to act accordingly, if practicable.

INDEMNITY, INSURANCE AND ACCESS

96. Indemnity of officers; insurance; access

96.1 The Company is to indemnify each officer of the Company out of the assets of the Company to the relevant extent against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer.

96.2 In addition to Rule 96.1, an officer of the Company and an officer of a subsidiary of the Company may be indemnified to the relevant extent out of the assets of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or of the subsidiary or in or arising out of the discharge of the duties of the officer where the Board considers it appropriate to do so.

96.3 Where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company or a subsidiary.

96.4 Where the Board considers it appropriate, the Company may:

(a) make payments by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company or a subsidiary against any liability incurred by the officer in or arising out of the conduct of the business of the Company or of the subsidiary or in or arising out of the discharge of the duties of the officer; and

(b) bind itself in any contract or deed with any officer of the Company or a subsidiary to make the payments.

96.5 Where the Board considers it appropriate, the Company may:

(a) give a Director or former Director access to certain papers, including documents provided or available to the Board and other papers referred to in those documents; and

(b) bind itself in any contract with a Director or former Director to give such access.

96.6 In this Rule 96:

(a) ***officer*** means:

(i) a Director, secretary, executive officer or employee; or

(ii) a person appointed as a trustee by, or acting as a trustee at the request of, the Company or, where applicable, the subsidiary of the Company,

and includes a former officer.

(b) ***duties of the officer*** includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.

(c) ***to the relevant extent*** means:

(i) to the extent the Company is not precluded by law from doing so;

(ii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, but without limitation, a subsidiary or an insurer under any insurance policy); and

(iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.

(d) ***liability*** means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or other body.

PARTIAL TAKEOVERS

97. Approval of partial takeover bids

97.1 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company the registration of a transfer giving effect to a contract resulting from the acceptance of an offer made under the takeover bid is prohibited unless and until a resolution (in this Rule referred to as an ***Approving Resolution***) to approve the proportional takeover bid is passed in accordance with this Rule.

97.2 Where offers have been made under a proportional takeover bid in respect of shares in a class of shares in the Company:

(a) a person (other than the offeror or an associate of the offeror) who, as at the end of the day on which the first offer under the proportional takeover bid was made, held shares in that class is entitled to vote on an Approving Resolution and, for the purpose of voting, is entitled to one vote for each of the shares held in that class; and

(b) the offeror or an associate of the offeror is not entitled to vote on an Approving Resolution.

97.3 An Approving Resolution is to be voted on at a meeting, convened and conducted by the Company, of the persons entitled to vote on the Approving Resolution.

97.4 The provisions of this Constitution that apply in relation to a general meeting of the Company apply, with modifications as the circumstances require, in relation to a meeting that is convened to vote on an Approving Resolution and apply as if the meeting was a general meeting of the Company.

97.5 An Approving Resolution that has been voted on in accordance with this Rule is to be taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than one-half, and otherwise is to be taken to have been rejected.

97.6 This Rule ceases to have effect on the third anniversary of the date of the adoption or last renewal of this Rule.

98. Restricted securities

98.1 Restricted securities within the meaning of the Listing Rules cannot be disposed of except as permitted by the Listing Rules or the ASX.

98.2 The Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities within the meaning of the Listing Rules except as permitted by the Listing Rules or the ASX.

98.3 During a breach of the Listing Rules relating to restricted securities within the meaning of the Listing Rules or a breach of a restriction agreement relating to the restricted securities, the holder of the restricted securities is not entitled to any dividend or distribution or voting rights in respect of the restricted securities except as permitted by the restriction agreement, the Listing Rules or the ASX.

INDEX

82-5061



PaperlinX Limited
ABN 70 005 146 350
307 Ferntree Gully Road
Mt Waverley Victoria 3149
Australia
Tel: +61 3 8540 2211
Fax: +61 3 8540 2255

NEWS RELEASE

31 October 2002

PRESS RELEASE

PAPERLINX SIGNS MULTICURRENCY AGREEMENT

PaperlinX announced today that it has signed a syndicated multi-currency credit facility of up to USD 400 million. There was strong demand from financial institutions to participate in the facility.

This senior unsecured facility comprises a 3-year USD 300 million tranche and a 5-year USD 100 million tranche. National Australia Bank was the lead arranger in a syndicate with another eight banks. The facility replaces PaperlinX's AUD 600 million facility with National Australia Bank that has been in place since PaperlinX's listing in April 2000.

The facility, which will provide PaperlinX with the flexibility to borrow in multiple currencies (AUD, USD, EUR or GBP), is available to refinance existing debt and fund working capital requirements in Australia, Europe and the USA.

For further information, please contact:

Mr Darryl Abotomey
Chief Financial Officer
PaperlinX Limited
Ph 0419 838 059

Mr David Shirer
Executive General Manager
Corporate & Investor Relations
PaperlinX Limited
Ph (03) 8540 2302
Ph 0407 512 521

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Employee share options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	220,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: $5.13 Exercise date: any time after 20 September 2005, or earlier in certain circumstances where the option holder's employment with PaperlinX Limited ceases.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	No They will rank equally once the options are exercised. The options do not participate in dividends or other entitlements.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentive plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 September 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
359,208,614	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,677,600	Employee share options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 October 2002
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.



PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

23 October, 2002

82-5061

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 4

Fax: 1300 300 021

Dear Sir/Madam,

PaperlinX Limited – ASX Listing Rule 3.13.2

Pursuant to ASX Listing Rule 3.13.2, I advise that all the Resolutions put to the Annual General Meeting were carried by the requisite majority on a show of hands. I attach a copy of a summary of Proxies lodged with the Company as required by the Corporations Act.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

RFH/correspondence/letters/638.doc

23 October 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

ANNUAL GENERAL MEETING

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Election of a Director - Mr B J Jackson

- ❑ Votes where the proxy directed to vote 'for' the motion — 84,954,867
- ❑ Votes where the proxy was directed to vote 'against' the motion — 744,561
- ❑ Votes where the proxy may exercise a discretion how to vote — 26,068,301

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was — 966,223

The motion was carried on a show of hands as an ordinary resolution.

Election of a Director - Mr D A Walsh

- ❑ Votes where the proxy directed to vote 'for' the motion — 85,276,847
- ❑ Votes where the proxy was directed to vote 'against' the motion — 369,479
- ❑ Votes where the proxy may exercise a discretion how to vote — 26,107,410

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was — 980,749

The motion was carried on a show of hands as an ordinary resolution.

Election of A Director - Mr L J Yelland

- ❑ Votes where the proxy directed to vote 'for' the motion 85,455,557
- ❑ Votes where the proxy was directed to vote 'against' the motion 205,026
- ❑ Votes where the proxy may exercise a discretion how to vote 26,101,320

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 972,582

The motion was carried on a show of hands as an ordinary resolution.

Alteration to Constituation

- ❑ Votes where the proxy directed to vote 'for' the motion 82,971,166
- ❑ Votes where the proxy was directed to vote 'against' the motion 1,488,494
- ❑ Votes where the proxy may exercise a discretion how to vote 26,373,772

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,901,053

The motion was carried on a show of hands as a special resolution.

Issues of Securities

- ❑ Votes where the proxy directed to vote 'for' the motion 39,221,787
- ❑ Votes where the proxy was directed to vote 'against' the motion 2,029,226
- ❑ Votes where the proxy may exercise a discretion how to vote 8,466,549

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 4,052,054

The motion was carried on a show of hands as an ordinary resolution.

Dated this 23 day of October 2002

Richard Hobson
Company Secretary

PaperlinX

PaperlinX Limited
ACN 005 146 350
307 Ferntree Gully Road, Mt Waverley
Victoria 3149 Australia
Tel: +61 3 8540 2264
Fax: +61 3 8540 2291

23 October, 2002

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

No of Pages: 17

Fax: 1300 300 021

Dear Sir/Madam,

PaperlinX Limited – Addresses by Chairman and Managing Director to AGM

I attach copies of the Addresses by the Chairman and Managing Director of PaperlinX Limited delivered to the Annual General Meeting today.

Please contact me if you require any further information.

Yours faithfully

Richard Hobson
COMPANY SECRETARY

RFH/correspondence/letters/637.doc



CHAIRMAN'S ADDRESS

PAPERLINX LIMITED

ANNUAL GENERAL MEETING, MELBOURNE

23 OCTOBER, 2002

INTRODUCTION:

PaperlinX is now established as a substantial independent public company and has delivered sound returns to shareholders. The growth initiatives implemented by management during 2002 have further reinforced PaperlinX's position as a leading international paper merchant and distributor while maintaining its position as the leading Australian manufacturer of communication papers and high performance packaging papers.

Today I will comment on:

- the results for the year ended 30 June 2002,
- the topical and important issue of corporate governance generally and specifically the sound corporate governance regime we have in PaperlinX,
- the results for the September 2002 quarter, and
- the outlook for the immediate period ahead.

REVIEW OF THE YEAR:

As detailed in the Annual Report, the year to June 2002 provided solid results in a period when the underlying demand for advertising and promotional print material in all markets was depressed. The year also saw further significant progress in the strategy adopted at the genesis of PaperlinX which is to sustain our strong and profitable regional Australian Paper business while continuing to grow in key markets as a major international paper merchant.

Early in the year the company completed the sale of a number of businesses that were either non-core (Australian Paper Plantations and Amtrade) or were divested for competition reasons (Edwards Dunlop and Commonwealth Paper). As I indicated last year these businesses were contributing positive earnings to the group and as such the divestments were earnings dilutive in the short term. However the re-allocation of the funds from these sales into higher yielding businesses will be positive for earnings and as such will further improve shareholder returns. Specifically the funds have been applied to the growth of our international paper merchanting businesses with the acquisition of L P Turgeon in Canada and Bunzl Fine Paper in the UK and Ireland.

Management also undertook and completed major restructuring of the paper merchanting business in Australia and New Zealand and the stationery and envelope business in Australia. The substantially lower costs resulting from these restructures have already had a positive impact on earnings and the businesses are now better positioned to yield improved returns even in flatter market conditions.

Australian Paper which primarily serves the Australian and New Zealand markets with communication and high performance packaging papers continued to reduce costs and to improve operating efficiencies and provided an excellent profit result. A major achievement for this business was the granting of an unconditional major hazard facility licence to the plant at Maryvale for five years by the Victorian WorkCover Authority.

RESULTS:

For the 2002 year PaperlinX has delivered very good results and solid returns to shareholders despite the impact of divestments and a difficult trading environment caused largely by weaker economic conditions.

Profit before tax of $176.9 million was up 12% on the previous year and profit after tax of $123.0 million was an increase of 16%.

This commendable overall result reflects a strong performance from Australian Paper's communication paper business through record paper production and sales volumes, generally stable selling prices and the lower cost of imported pulp. The packaging papers business was adversely impacted by lower domestic demand in the first half of the year and lower selling prices in export markets.

Earnings in the merchanting and paper trading businesses were higher than in the prior year reflecting the benefit of acquisitions. However, weak global economic conditions impacted adversely on business spending on promotions and advertising which in turn reduced volume demand for printed materials. The highly competitive trading environment in all markets resulted also in lower selling prices which impacted negatively on margins.

The return on average funds employed by the group rose to 12.7%. Earnings per share increased to 38.2 cents on a higher capital base which allowed the company to declare total dividends for the year of 27 cents per share with the interim dividend fully franked and the final dividend 75% franked.

As a result of the proceeds from divestments, a constant focus on working capital and a strong cash flow PaperlinX's balance sheet finished the year in a strong position. All financial ratios were within prudent levels and demonstrate the underlying financial strength of the company.

To assist in funding the acquisition on Bunzl Fine Paper, PaperlinX raised $175 million of equity in July and August 2002 which has maintained balance sheet strength and flexibility.

ENVIRONMENT AND SAFETY:

The board and management continue to have a high level of commitment to the environmental management and performance of PaperlinX and our Annual Report and company website provide a detailed account of our objectives and performance. Management has a key focus to ensure that we balance the protection of the environment, the safety and health of our employees and our relationships with the communities in which we live and work while providing the products and services our customers demand and delivering the high level of returns our shareholders expect.

Similarly the board and management have focussed on further intensifying development of our safety policies and practices at all operations. This focus has contributed towards a general improvement in our overall safety performance.

Unfortunately this improvement was marred by the death of a respected and valued long term employee who was killed in a tragic accident at our Maryvale mill in March 2002. This resulted in an independent extensive review of all our operations to ensure safety practices and procedures are at the highest possible levels.

The board and management are committed to providing a safe working environment at all of our sites so that people who work for PaperlinX can rightly expect to return safely to their homes at the end of each working day.

CORPORATE GOVERNANCE:

The issue of corporate governance reform has recently been receiving much attention from our media and corporate legislators.

As I reported to you last year in PaperlinX we have established corporate governance processes to ensure that the board is involved with and is close to the business and financial fabric of PaperlinX and all of its operations. Our corporate governance practices are detailed in the Annual Report and we have stringent measures in place to ensure that these procedures are observed.

Your board is comprised largely of independent non-executive directors, there are no vested interests represented on the board and each non-executive director brings specific skills and experience to our deliberations. When PaperlinX was formed we established a Code of Ethics for the board and Corporate Governance Guidelines for the operation of the board.

While management of the company is delegated to the Managing Director and his executive team, the board is very active in establishing policy, evaluating and approving the strategic direction of the company and overseeing operations. The board and its sub-committees meet regularly and have established a reporting framework to ensure that appropriate standards and business practices are followed. Senior executives attend board and sub-committee meetings and report on their particular areas of responsibility and the non-executive directors meet regularly without management to discuss the overall performance of the management team.

The annual report provides details of our sub-committee structure. The Audit and Compliance, Governance and Nomination and Human Resources committees are comprised exclusively of non-executive directors and meet regularly. The Audit and Compliance committee has established procedures to ensure the independence of our auditors. In addition this committee meets with the external auditors separately from management at least twice a year to obtain an open appraisal from the auditors.

Substantial media attention has also been given recently to the issue of options and shares to senior managers.

PaperlinX has in place appropriate share and option incentive arrangements which we believe provide sound long term incentives in accordance with the best remuneration practices. Your board recognised early the potential problems associated with incentive arrangements based on options and, at the year 2000 Annual General Meeting, shareholders approved an incentive arrangement for the Managing Director which provided for him to earn rights to fully paid shares if performance criteria were met. These criteria relate to comparative total shareholder return performance and growth in earnings per share.

This performance share rights concept and the hurdle criteria as approved by the shareholders were also adopted for the senior management group with the accounting policy being that any shares earned by this group would be purchased on market and the cost of such shares expensed against profit. An appropriate charge was accrued against earnings in each of years 2001 and 2002. The board has now extended this arrangement of performance share rights to approximately the top 50 managers and the cost of any shares earned and purchased on market for this group will be expensed against profit with effect from the current financial year.

I point out again that PaperlinX implemented this arrangement some two years ago and has been absorbing the cost of the arrangement since then. It is essential that some consistency in accounting for the cost of shares and option incentives is applied across all corporations, either voluntarily or by legislation, so that all published profit results reflect a uniform approach to expensing the cost of both short term and long term incentive arrangements.

I do not intend to elaborate any further on these issues except to say that although the board supports the thrust of the Federal Government's CLERP 9 reform proposals, we are very satisfied with the existing governance and incentive arrangements within PaperlinX. We will continue to expand the disclosure of relevant corporate governance matters in the annual report.

SEPTEMBER QUARTER AND OUTLOOK:

As I have mentioned, the weak underlying activity in all of our markets has depressed demand for advertising and promotional print material although there are some tentative but inconclusive signs in some markets that demand is beginning to improve. Despite the persistence of these weaker demand conditions, PaperlinX has continued to benefit from the spread of its businesses across key global economies.

For the September 2002 quarter overall sales and earnings were ahead of budget and ahead of the results for the corresponding quarter last year. The current results reflect the addition of Bunzl Fine Paper on 1 July 2002. The integration of Bunzl is proceeding satisfactorily and we remain confident of achieving our target returns from this business. The Managing Director will speak more on this later in the meeting.

Australian Paper has continued to perform strongly with imported pulp costs stable, albeit at higher levels than last year, and some selling prices increasing. The benefits of these selling price increases together with those announced by the Australian merchanting businesses will not flow through until later in the year.

In summary, the immediate outlook continues to be uncertain but we are encouraged that conditions seem to have at least flattened out. PaperlinX is well placed to respond quickly to any improvement in economic activity and the strong underlying balance sheet and cash flow provides the ability to capitalise on any growth opportunities if and when they arise.

CONCLUSION:

In the year to June 2002 PaperlinX has produced sound returns for our investors and I again assure shareholders that the board's focus remains firmly on growing shareholder value over the years ahead.

I again congratulate our chief executive, Ian Wightwick and his management team on delivering the results to date and again thank my fellow directors, the company's shareholders and our customers for their continuing support and congratulate all of the people who work for PaperlinX for delivering the growth and results of the past year.

David E Meiklejohn
23 October, 2002



MANAGING DIRECTOR'S ADDRESS

PAPERLINX LIMITED

ANNUAL GENERAL MEETING, MELBOURNE

23 OCTOBER, 2002

Ladies and Gentlemen,

I am pleased to report to you today on behalf of your management team.

As outlined by the Chairman, against a backdrop of PaperlinX achieving a very satisfactory overall performance, leading to a strong profit result in a very tough economic environment in all our markets, we have continued to develop PaperlinX in line with the strategies we summarised to you last year.

OUR COMPANY:

In the relatively short timeframe since the demerger from Amcor, we have divested a series of non-core businesses or those which through competition reasons we were not able to keep. We have acquired the balance of Spicers Paper and added to our ranks Coast Paper in Canada, L.P. Turgeon in Canada and more recently, Bunzl Fine Paper in the United Kingdom and Ireland. At the same time, we have driven hard within our organisation to improve our cost competitiveness, our efficiencies in all respects, product development, and above all, to achieve higher levels of customer service – which we sincerely believe is our key to competitive advantage.

PaperlinX now has around 4,800 employees, based in 12 countries around the world and it sells its products into 40 countries. This geographic spread, combined with our breadth of businesses, has provided PaperlinX with a sound earnings base, ideally placing us to benefit as world economic conditions strengthen, which undoubtedly they will in time.

ACQUISITIONS:

The Chairman has outlined the acquisitions in the last 12 months, namely L.P. Turgeon in Quebec province, Canada and Bunzl Fine Paper in the United Kingdom and Ireland which is now in the process of being renamed "The Paper Company".

As we have applied funds raised from shareholders for these acquisitions, it is important to communicate to our shareholders, from a management perspective, the quality of these assets.

L.P. Turgeon, although a relatively small merchant, is strategically placed in the large Eastern Canadian markets.

Adding L.P. Turgeon to Coast Paper has been an excellent strategic fit in terms of market coverage and supplier support in a wider geographic region and has, of course, provided opportunities for increased profitability through the synergies of merging these two enterprises. This has been enhanced by previous relationships whereby both Turgeon and Coast Paper had traditionally used each other's operations to service their customers outside their immediate region.

I have visited L.P. Turgeon and met their management and staff. I am pleased to report to our shareholders that, as previously identified in our due diligence, this is an excellent company, extremely well managed, with high standards of customer service and ethics. Turgeon was extremely pleased to join with their previous friends, Coast Paper, as well as becoming part of the Spicers Merchanting group in North America, and indeed part of PaperlinX worldwide. To date, their business success has either met or exceeded our expectations.

On the 1st July, I had the pleasure of being with Bunzl Fine Paper as we took over the reins.

Our due diligence had established Bunzl Fine Paper as one of the most profitable merchants in the world, and certainly the most profitable merchant in the European region. Again, our due diligence confirmed they had quality people running the business with good systems, and, very importantly, excellent relationships with a number of key paper manufacturers with whom we wish to develop deeper and wider relationships representing them in many markets throughout the world.

I spent the first week of our ownership again making presentations to the senior management as well as meeting separately key executives in order that they understood who PaperlinX was and where we wished to go. I also received presentations in each key region covering the 34 locations throughout Ireland and the United Kingdom as to their organisation, their markets, their strategies, their strengths and their ambitions.

I reported to the Chairman, that without reservation, the quality of the management and people in Bunzl Fine Paper and, in particular, the quality and strength of their business again exceeded our expectations.

From the point of view of the Bunzl Fine Paper people, they were very happy to be acquired by an Australian company, given that their alternative was to remain as a non-core business within their previous parent's company, or to be rationalised within an existing UK merchant.

We have had now some months of working with Bunzl Fine Paper and the harmony and ease of integration has been a highlight during this time. Indeed we have already had extensive interchange between senior people of Bunzl Fine Paper and our merchants in North America and Australasia, both in terms of management training as well as cross-fertilisation to achieve further benefits from the development of PaperlinX internationally.

PAPERLINX PEOPLE:

We have made significant progress over the last twelve months in the management and development of our people by implementing a range of strategies aimed to take maximum advantage of the talent we have already developed and that which we have more recently acquired in new businesses.

This development can be broadly categorised into two areas. Firstly, we have increased our focus on identifying and planning for the progression of key people through our new global strategic succession program. Secondly, we have established a consistent global management and development approach that concentrates on our core competencies as a global paper merchant and leading Australian paper manufacturer.

Both of these strategies have already been applied to a number of targeted placements of key people into our overseas operations, the delivery of several global strategic leadership programs and a long term plan of learning and development programs focussed on core business skills.

These areas are critical to our future success in terms of delivering sustainable growth and building upon the diversity of skills, knowledge and experience we have within our group.

To add to the comments already made by the Chairman, your management team has continued to strengthen our commitment to achieve the highest standards of safety and health management of our entire workforce.

We have had to meet the challenges of a rapidly expanding organisation in terms of achieving as quickly as possible our required levels of safety performance in these new areas. We continue to develop further our focus on improving our safety performance through:

- Ensuring our assets are in proper condition to enable their safe operation;
- Developing and implementing appropriate safety management systems;
- Placing prime emphasis on training and periodic retraining; and
- Working to further develop safety consciousness and an approach of "Mutual Care" in all that we do.

As part of this commitment, we have appointed additional safety and health professionals throughout the entire organisation.

As a result of a major fire at Esso, Longford, the Victorian Government identified sites that routinely handle "Schedule 1" chemicals. Maryvale Mill is one such site.

New OH&S regulations were put into place requiring each such site to compile a "Safety Case" relating to how incidents could occur and what controls and procedures needed to be in place to mitigate risks.

After many thousands of hours of work preparing their comprehensive "Safety Case", Maryvale Mill was granted an unconditional five year licence under this regulation.

STRATEGIC DEVELOPMENT:

A major part of PaperlinX is our strong Australian- based paper manufacturing business, Australian Paper. We continue to maintain and develop our position as Australia's only producer of white communication papers (excluding newsprint) and the leading producer of high performance brown packaging papers. This business has a focus on Australian and New Zealand markets with a high service model and being cost

competitive. High operating efficiencies and productivity gains have already been made, and programmes for further improvements are in place.

The success of our efforts on product branding can be seen in the launch of the new family of Reflex products highlighted in our Annual Report, and also seen in our new television commercials. The Reflex brand is unique among paper brands and produces a high return for shareholders.

Our prime competitive advantage is to achieve such high standards of customer service that we are seen as "The Supplier of Choice". To this end we have a major focus on product development and enhanced logistics based on substantial new "state-of-the-art" IT systems. The first of these new IT systems within Australian Paper is already successfully up and running. These systems will be rolled out through the balance of Australian Paper and our Australian and New Zealand paper merchanting businesses.

In paper merchanting in Australia and New Zealand we have a strong market position, enhanced by the major restructuring to achieve a more focussed market channel alignment which we introduced in the first half of the 2002 financial year. We will continue to develop these businesses with enhanced stock management and improved supply chain benefits from the new logistics systems. These improvements will ensure that we can maximise the returns from this business as economic conditions improve.

In South East Asia, where we have businesses in Malaysia, Singapore and Hong Kong, we will continue to focus on improving our returns and margins. However, we will not be seeking major growth in this region.

With the acquisition of Bunzl Fine Paper we now have an excellent base for expansion in Europe, along with having opportunities for "bolt-ons" in the UK and Ireland to give us a stronger market presence. We will continue to review opportunities to expand into continental Europe by acquisition, but only if that fits with our disciplined investment criteria.

Our North American growth has already been substantial, with the addition of Coast Paper and L.P. Turgeon to the Spicers USA business which is currently concentrated on the West Coast of the USA and which we acquired as a part of Spicers Paper. We have also developed greenfield operations by establishing new businesses in under-serviced markets. Acquisition opportunities continue to be researched and further greenfield developments are being considered.

Both in North America and Europe, rationalisation of the paper manufacturing sector and restructuring of the channels of paper distribution provide us with significant opportunities based on our strong customer-focused approach supported by "state-of-the-art" logistics and supply chain systems.

ACQUISITION CRITERIA:

While our objective is to further grow PaperlinX paper merchanting in North America and Europe, we are careful to evaluate and manage the risks entailed. We thoroughly analyse every opportunity using disciplined criteria that fully test our ability to achieve our target returns. Using this approach, we have acquired Bunzl Fine Paper, Coast Paper and LP Turgeon, in addition to full ownership and control of Spicers Paper.

Businesses we seek to acquire must:

- Be a profitable well run business that fit our stock distribution centre model
- Have good management
- Enhance our strong supplier relationships
- Have a good spread of customers, and
- Any acquisition must meet our financial criteria, such that we achieve:
  - Earnings per share growth in the first year, and
  - 15% EBIT/Funds employed returns by year 3.

As outlined by the Chairman, the financial position of PaperlinX is strong, and we are therefore well positioned to continue to grow the company. However, it is important to point out that we are not pursuing growth for its own sake. We believe that there are

significant opportunities to enhance shareholder wealth by following, in a very disciplined way, the growth path we have established. If we cannot identify appropriate opportunities that meet our strict criteria, management will consider recommending a return of surplus capital to our shareholders, one way or another.

We take seriously our stewardship of shareholders assets and constantly strive to improve total shareholders returns.

CONCLUSION:

I wish to acknowledge the exceptional performance and solid support of the PaperlinX Executive team. They continue to manage PaperlinX effectively and efficiently to ensure it remains a strong and sound business as well as pursuing growth opportunities following our clear and disciplined strategic vision.

2002 / 2003 promises to be another exciting and challenging year for the management team and all within PaperlinX and, we trust, it will be a rewarding year for our shareholders.

Ian M Wightwick
23 October, 2002


PaperlinX

PaperlinX Limited ABN 70 005 146 350

Notice of Annual General Meeting

The 2002 Annual General Meeting of PaperlinX Limited ('the Company') will be held in the Yarra Room at Melbourne Park Function Centre, Melbourne Park, Batman Avenue, Melbourne, Victoria on Wednesday, 23rd October 2002 at 11:00 am. Registration will commence at 10:00 am.

Ordinary Business

1. Financial Statements and Reports

To receive and consider the Financial Statements and the Directors' Declaration and Report for the year ended 30 June 2002, together with the Auditor's Report to the Members of the Company.

2. Election of Directors

To re-elect Directors in accordance with Rule 63.1 of the Company's Constitution:

(a) Mr B J Jackson retires and, being eligible, offers himself for re-election;

(b) Mr D A Walsh retires and, being eligible, offers himself for re-election;

(c) Mr L J Yelland retires and, being eligible, offers himself for re-election.

Special Business

3. Alteration to Constitution

To consider and, if thought fit, pass the following resolution which will be proposed as a special resolution:

"That the Constitution of the Company be altered by:

(a) deleting the definition of "Law" and inserting the following definition in Rule 1.1:

Act means the Corporations Act 2001 (Cth) and includes a reference to the Corporations Regulations;

(b) substituting each reference to "Law" in the Constitution with a reference to "Act"; and

(c) inserting in Rule 55.1 immediately after the words "may be paid" the words "or provided with" and inserting in that rule immediately after the words "effecting payment" the words "or provision.""

4. Issues of securities

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

"That for the purpose of Listing Rules 7.1 and 7.4, approval be given to the issues of securities which have been made by the Company pursuant to the Institutional Placement and Share Purchase Plan which are described in the Explanatory Notes to this Notice of Annual General Meeting."

In accordance with the ASX Listing Rules (as modified by the ASX), the Company will disregard any votes cast on this resolution by a person who participated in the Institutional Placement issue or an associate of such a person. However, the Company need not disregard a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides (and the acknowledgement box on the proxy form in relation to item 4 is marked).

For the purposes of voting at the meeting, the Directors have determined that all shares of the Company that are quoted securities at 10.00 pm on Monday, 21 October 2002 are taken to be held by the persons who are registered as holding them at that time. The entitlement of members to vote at the meeting will be determined by reference to that time.

A proxy form accompanies this Notice of Annual General Meeting.

A member entitled to attend and vote is entitled to appoint not more than two proxies. A proxy need not be a member.

Where a member wishes to appoint two proxies, an additional proxy form may be obtained by contacting the PaperlinX Limited Share Registry. A member appointing two proxies may specify the proportion or number of votes each proxy is appointed to exercise. If a member appoints two proxies and does not specify each proxy's percentage of voting rights, the rights are deemed to be 50% each. Fractions of votes are to be disregarded. The proxy form must be received by the PaperlinX Limited Share Registry at Computershare Investor Services Pty Ltd, Level 12, 565 Bourke Street, Melbourne, Victoria 3000, Australia or by facsimile to (03) 9473 2555 in Australia or (613) 9473 2555 if you are overseas, by 11.00 am, Monday, 21 October 2002.

By order of the Board

Richard Hobson
Company Secretary

Melbourne, 20 September 2002

Explanatory Notes

Item 1 – Financial Statements and Reports

The financial statements of the Company and its controlled entities for the year ended 30 June 2002 and the Declaration and Report of the Directors and the Auditor's Report are set out in the PaperlinX Full Year Financial Report 2002.

Item 2 – Election of Directors

One-third of the directors of the Company are required to retire by rotation every year but are eligible to be re-elected. Accordingly, the following Directors submit themselves for re-election at this Annual General Meeting of the Company. Summary biographical data for each of the Directors who offer themselves for re-election is set out below:



B J (Barry) Jackson, BCom (Hons), MAICD

(Non-Executive Director) Age 57

Appointed a Director in February 2000. Currently a Director of Alesco Corporation Ltd and St Vincent's Institute of Medical Research in Melbourne. Previous roles include: Managing Director of Pacifica Group Limited and Chief Executive of BTR Nylex's Building Products Group.

Chairman of the Human Resources Committee and a member of the Governance and Nomination Committee.



D A (David) Walsh, LLB, MAICD

(Non-Executive Director) Age 62

Appointed a Director in July 2000. A partner in the law firm, Mallesons Stephen Jaques. Currently also Chairman of Templeton Global Growth Fund Ltd and a Director of Heide Museum of Modern Art. Previous roles include: a Director of Malcolm Moore Industries Limited and Asia Pacific Specialty Chemicals Limited.

Member of the Human Resources Committee and the Governance and Nomination Committee.



L J (Lindsay) Yelland, BSc, MAICD

(Non-Executive Director) Age 56

Appointed a Director in February 2000. Currently Chairman of Legion Interactive Pty Limited and Yambay Technologies Pty Ltd and a Director of Ideas International Limited and a member of the Advisory Board for Fujitsu Australia Limited. Previous roles include: a Group Managing Director of Telstra Business Solutions; Vice President Asia-Pacific of Data General Corp; and Vice President of Apollo Computer Corporation.

Member of the Audit and Compliance Committee.

Item 3 – Alteration to Constitution

This is a special resolution proposing alterations to the Company's Constitution. The specific reasons for the proposed alterations are set out below. A copy of the Constitution incorporating the proposed alterations is available for inspection at the Company's registered office.

First, paragraphs (a) and (b) of the resolution concern proposed amendments to take account of the enactment of the Corporations Act 2001 (Cth), which has replaced the Corporations Law.

Secondly, Rule 55 of the Constitution provides that any officer of the Company (including any director) may be paid a benefit in connection with their retirement from office, in accordance with the Corporations Act and the Listing Rules. Currently, retirement benefits may only take the form of a cash payment. The payment of a retirement benefit in cash may, in certain circumstances, have adverse implications for benefits which a retiring officer may be entitled to receive from other sources.

Paragraph (c) of the resolution concerns proposed amendments to Rule 55 to allow for retirement benefits to be provided otherwise than in cash.

If this resolution is passed, it is intended that Directors be able to choose to receive their retirement benefits in the form of a share portfolio, rather than a cash lump sum. The portfolio would be comprised of shares purchased by the Company (but would not include shares in the Company) for an aggregate amount (including brokerage and other charges) equivalent to the amount of the lump sum which would otherwise have been paid to the Director.

Importantly, the amendments will not result in any increase in the cost to the Company of providing retirement benefits or increase the amount of any such benefits to Directors or other officers.

Item 4 – Issues of Securities

In July 2002, the Company undertook an institutional placement of ordinary shares ("the Institutional Placement") and established a share purchase plan under which ordinary shares would be offered for issue to eligible existing shareholders (the "Share Purchase Plan"). Ordinary shares were issued under the Share Purchase Plan in early August 2002. The proceeds of those issues of shares were applied to help fund the Company's acquisition of the UK-based Bunzl Fine Paper Limited, a leading fine paper merchant and distributor operating in the UK and Ireland.

Under ASX Listing Rule 7.1, subject to certain exceptions, a company may not issue shares equivalent in number to more than 15% of its share capital in any rolling 12 month period without the prior approval of its shareholders. The shares issued pursuant to the Institutional Placement and the Share Purchase Plan represent approximately 10% of the Company's current share capital.

Securities which are issued with shareholder approval do not count towards the 15% limit. Listing Rule 7.4 provides that an issue of securities made without shareholder approval under Listing Rule 7.1 will be treated as having been made with shareholder approval for the purpose of Listing Rule 7.1 if shareholders subsequently approve the issue.

Accordingly, the approval of shareholders is sought in respect of the issue of shares under the Institutional Placement and Share Purchase Plan so that those issues of securities will not count towards the 15% limit under Listing Rule 7.1 for the next 12 months. Approval of the resolution will have the effect of refreshing the Company's ability to issue further shares during the next 12 months without the need to obtain further shareholder approval.

While the resolution has been proposed to give the Company added fundraising flexibility for future opportunities, the Company does not, at present, intend to issue any further shares, other than under employee share and option plans or as a result of the exercise of options currently on issue under such plans.

Details of the securities that were issued under the Institutional Placement and the Share Purchase Plan are as follows:

	Number of securities issued	Price at which securities issued	Terms of the securities	Categories of Allottees
Institutional Placement	26,041,667	$4.80	Ordinary shares ranking equally with existing shares, except that they carry no right to participate in the final dividend for 2002.	Domestic and international institutions and sophisticated investors pursuant to a private placement arranged by Deutsche Bank AG and UBS Warburg Australia Limited involving an institutional bookbuild.
Share Purchase Plan	10,411,910	$4.80	Ordinary shares ranking equally with existing shares, except that they carry no right to participate in the final dividend for 2002.	Existing ordinary shareholders of the Company with registered addresses in Australia and New Zealand.

The Directors unanimously recommend that shareholders vote in favour of all the foregoing resolutions.

82-5061



PaperlinX Limited
ABN 70 005 146 350

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 4768 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1800 232 867
(outside Australia) 61 3 9615 5973
Facsimile 61 3 9473 2555
web.queries@computershare.com.au
www.computershare.com

Dear Shareholder

I have pleasure in inviting you to attend the Annual General Meeting of PaperlinX Limited and enclose the Notice of Meeting, which sets out the items of business. The meeting will be held in the Yarra Room at Melbourne Park Function Centre, Batman Avenue, Melbourne, Victoria on Wednesday, 23 October 2002 at 11.00am. Registration will commence at 10.00am.

If you are attending the meeting, please bring this letter with you to facilitate registration. If you intend driving to the meeting, showing this letter to the car park attendant after entering at Gate D off Swan Street (see map overleaf) will entitle you to free parking.

If you are unable to attend the meeting, we encourage you to complete the attached proxy form. The proxy form should be returned in the envelope provided or faxed to our share registry on (03) 9473 2555 so that it is received by 11.00am on 21 October 2002.

Corporate shareholders who wish to appoint a representative to attend on their behalf should complete a "Certificate of Appointment of Representative". A form of this certificate may be obtained from the Company's share registry (details above).

I look forward to your attendance at the meeting.

Yours sincerely

David Meiklejohn
Chairman

Encl:



Melbourne & Olympic Parks
Entry A
BATMAN
Northern Car Park P
Rod Laver Arena at Melbourne Park Tramstop
P
Melbourne Park Footbridge to MCG
Show 3 Court
Garden Square
Show 2 Court
Show 1 Court
Melbourne Park Function Centre
1 2 3 4
Entry B Undercover Carpark
Rod Laver Arena
Cafe Arena
Eastern Car Park
Clay
70
Footbridge to M.C.G.
Vodafone Arena /MCG Tramstop
Yarra
AV
Melbourne Park
Old Scotch Oval
Vodafone Arena
SWAN ST BRIDGE
SWAN
Taxi Rank
Entry C
Drop Off Zone
The Plaza
Bus/Car Park
Gate D
ST
Melb. Sports & Entertainment Centre
Gate 3
VIP Club Rooms
Olympic Park
Sports Medic
Admin
Olympic Park Car Park
BATMAN
River
Gate 4
AV
Olympic Park Function Centre
LEGEND
Tolled Road
Main Road (No Toll)
Main Road (No Toll)
Minor Road (No Toll)
Pedestrian Crossing
Pedestrian Plaza
Tram Route
Foot Track

Free Parking for PaperlinX Shareholders who show their Chairman's Letter:
Please enter Melbourne Park via Gate D on Swan Street and follow the road until Car Park P



PaperlinX Limited
ABN 70 005 146 350

Proxy Form

All correspondence to
Computershare Investor Services Pty Limite[d]
GPO Box 4768 Melbourn[e]
Victoria 3001 Australi[a]
Enquiries (within Australia) 1800 232 86[.]
(outside Australia) 61 3 9615 597[.]
Facsimile 61 3 9473 255[.]
web.queries@computershare.com.a[u]
www.computershare.con[m]

Appointment of Proxy

I/We being a member/s of PaperlinX Limited and entitled to attend and vote hereby appoint



the Chairman of the Meeting (mark with an 'X') **OR**



Write here the name of the person you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person named, or if no person is named, the Chairman of the Meeting, as my/our proxy and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of PaperlinX Limited to be held at the Yarra Room at Melbourne Park Function Centre, Batman Avenue, Melbourne, Victoria on Wednesday 23 October 2002 at 11.00am and at any adjournment of that Meeting.





IMPORTANT: FOR ITEM 4 BELOW
If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box, you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that Item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, the Chairman will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman intends to vote undirected proxies in favour of each item.

Voting directions to your proxy - please mark  to indicate your directions

	Ordinary Business	For	Against	Abstain*
Item 2 a)	Election of a Director - Mr B J Jackson			
Item 2 b)	Election of a Director - Mr D A Walsh			
Item 2 c)	Election of a Director - Mr L J Yelland			

	Special Business	For	Against	Abstain*
Item 3	Alteration to Constitution			
Item 4	Issues of Securities			

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll, or if your voting entitlement cannot be voted by the Chairman of the Meeting, your votes will not be counted in computing the required majority on a poll.

Appointing a second Proxy

I/We wish to appoint a second proxy (Please see Note 3 overleaf)



Mark with an 'X' if you wish to appoint a second proxy. **AND**



% **OR** State the percentage of your voting rights or the number of securities for this Proxy Form.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Shareholder 1	Shareholder 2	Shareholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

/ /

1 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the name of that person. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy and vote on your behalf. A proxy need not be a shareholder of PaperlinX Limited.

2 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy will vote, or abstain from voting, as he or she chooses. Please also read the statement overleaf 'IMPORTANT: FOR ITEM 4 BELOW'. If you mark more than one box on an item your vote on that item will be invalid.

3 Appointment of a Second Proxy

If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) indicate that you wish to appoint a second proxy by marking the box.

(b) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form.

(c) return both forms together in the same envelope.

4 Authorised Signature(s)

You must sign this form as follows in the spaces provided:

Joint Holding: where the holding is in more than one name **all** of the holders must sign.

Power of Attorney: to sign under Power of Attorney, you must have already lodged it with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

For a member that is a company, if a representative of the company is to attend the meeting an appropriate "Certificate of Appointment of Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

Lodgement of Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received not later than 48 hours before the commencement of the meeting. Any Proxy Form received after that time will not be valid for the scheduled meeting.

7PR

PPX

Documents may be lodged using the reply paid envelope or:

- by posting, delivery or facsimile to PaperlinX Limited share registry at the address opposite, or
- by delivery to the registered office of PaperlinX Limited being
  307 Ferntree Gully Road
  Mount Waverley Victoria 3149

PaperlinX Limited Share Registry
Computershare Investor Services Pty Limited
GPO Box 4768
Melbourne Victoria 3001
Australia
Facsimile (03) 9473 2555

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

82-5061

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

PaperlinX Limited

ACN, ARBN or ARSN

ABN 70 005 146 350

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares issued pursuant to the PaperlinX Employee Share/Option Plan
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,500 shares at $4.12 15,000 shares at $3.13
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued following the exercise of options by former employee pursuant to the PaperlinX Employee Share/Option Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
359,208,614	Ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,457,600	Employee share options

+ See chapter 19 for defined terms.

82-5061

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	No change

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

82-5061

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

82-5061

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

+ See chapter 19 for defined terms.

82-5061

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 30 August 2002
(Company Secretary)

Print name: Richard Hobson

== == == == ==

+ See chapter 19 for defined terms.